Exhibit 99.7

NEWS RELEASE

FOR RELEASE AT 9:00 AM EDT ON TUESDAY, MAY 16, 2006

STORM CAT ENERGY CORPORATION PROVIDES OPERATIONAL UPDATE;

COMPLETES POWDER RIVER AND FAYETTEVILLE SHALE ACQUISITIONS

CALGARY and DENVER – (PR Newswire) – May 16, 2006 – Storm Cat Energy Corp. (AMEX: SCU; TSX.V: SME) today provided an update on the Company’s U.S. and Canadian operations. It also announced the closing of two mineral leasehold acquisitions. The highlights of the Company’s operations and details of the transactions are included below.

Powder River Basin

•                  Storm Cat’s current production is approximately 4.2 million cubic feet per day (MMcfd) from 140 wells on its Powder River Basin properties.

•                  Activity in the Powder continues at a brisk pace. Drilling with three rigs will continue and a fourth rig will be added in as needed. The Company currently is experiencing an average cycle time from spud to first production of 15 days. This is a strong cycle time by industry standards.

•                  In early May, Storm Cat closed a mineral leasehold transaction in the Powder River Basin, Campbell County, Wyoming, with two private companies. The acquisition includes a 90% working interest in 3,942 gross / 3,548 net undeveloped acres. As consideration, Storm Cat paid 50% in cash at closing and the private companies retain a carried interest as to capital costs covering their 10% working interest to be paid over a period of 18 months after closing. The acquisition expands Storm Cat’s core Powder River operating area by providing up to an additional 40 gross multi-seam locations prospective for CBM development drilling based on 80-acre spacing. The leasehold consists of primarily federal lands. Internal, un-audited reserve projections for the 40 locations are 4 billion cubic feet.

DENVER, COLORADO 1125 17th Street, Suite 2310 | Denver, Colorado, USA 80202 | Tel (303) 991-5070 Fax (303) 991-5075 CALGARY, ALBERTA Suite 200, 209—8th Avenue | Calgary, Alberta, Canada T2P 1B8 | Tel (403) 451-5070 Fax (403) 451-5075 MONGOLIA Suite 21, P.M. Amar’s Street 2 | Tavan Bogd Plaza, Sukhbaatar District | Ulaanbaatar, Mongolia | Tel 976-11-33-0464

Elk Valley, British Columbia

•                  The Company finished completing the a-84-L and the d-85-L wells drilled in December 2005. The a-84-L well, completed in the “F,” “G” and “H” coal seams by fracture stimulating down casing, has been on production for 60 days. Initial production rates have been as high as 203 thousand cubic feet per day (Mcfd). The d-85-L well was completed in the “G” through “L” coal seams by fracture stimulating down coil tubing in eight separate stages. The well has produced for 42 days at initial rates as high as 162 Mcfd. Preliminary results and evaluation by Storm Cat engineers are showing better per-well performance than models predicted.

•                  Storm Cat re-activated three wells shut-in by the previous operator. The three wells are producing a combined 150 Mcfd. Company engineers are again encouraged by initial results from the wells which are performing as expected at this stage of production.

•                  Based on the results to date, six wells are being licensed to target both the upper and lower Mist Mountain coal sections with expected initial spud dates of mid-June to early July, subject to rig availability. An additional six drilling locations are currently being considered for drilling in the late fall. In addition, engineering services to aid in the design of compression and related facilities are being evaluated.

Fayetteville Shale / Other Projects

In early May, Storm Cat closed a $2 million transaction in the Fayetteville Shale play in Arkansas with two private operators. Storm Cat acquired a 100% working interest (80% NRI) in approximately 16,166 gross undeveloped acres and 12,034.53 net mineral acres in Van Buren, Pope and Searcy Counties, Arkansas at a cost per net mineral acre of $166. The acquisition marks Storm Cat’s entrance into the active Fayetteville Shale play. Storm Cat intends to opportunistically lease in the area to consolidate the existing acreage block. The Company is identifying potential drill sites and is determining a prudent drilling program to assess productive potential from its leasehold.

Storm Cat completed the drilling operations of three wells on its Moose Mountain Saskatchewan prospect. Each of the wells encountered greater than 20 metres of potential pay in the Second White Specks Formation. Completion operations will commence once wet ground conditions allow for access.

Storm Cat was a successful bidder at April and May Alberta Crown land sales acquiring 7,680 acres in the Wainwright area. The lands are prospective for gas from the Mid-Mannville coal which is 4 to 5

Meters thick and suitable for horizontal drilling. Storm Cat’s acreage position in the Mannville coal fairway is 15,508 gross (13,516 net) acres.

At March 31, 2006, Storm Cat was the operator of approximately 380,850 gross (159,200 net) acres in North America.

Management Commentary

J. Scott Zimmerman, President and Chief Executive officer said: “Closing the two leasehold acquisitions adds critical mass to our Powder River core area and provides Storm Cat with a foothold in an emerging shale play. We will evaluate other operators’ progress in the Fayetteville Shale to best determine the next steps in developing or monetizing the Fayetteville asset. The attractive acquisition cost basis provides us with flexibility while we assess the play. We continue to make progress in Elk Valley and anticipate spudding the next set of wells in the late second to early third quarter. Monitoring production from re-entries and new wells will allow engineers to better understand reservoir characteristics in what we believe is an area with vast resource potential.”

About Storm Cat Energy

Storm Cat Energy is an independent oil and gas company focused on the pursuit, exploration and development of large unconventional gas reserves from fractured shales, coal beds and tight sand formations. The Company has producing properties in Wyoming’s Powder River Basin, exploration and development acreage in Canada and Alaska, and high-risk, high-reward exploration acreage in Mongolia. The Company’s shares trade on the American Stock Exchange under the symbol “SCU” and in Canada on the TSX Venture Exchange under the symbol “SME.”

Company Contact:

Scott Zimmerman, President and Chief Executive Officer

Paul Wiesner, Chief Financial Officer

Phone: 87-STORMCAT

www.stormcatenergy.com

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President and Chief Executive Officer

/s/ J. Scott Zimmerman

Forward-looking Statements

CAUTIONARY STATEMENT: This publication contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995 relating to matters such as the Company’s drilling and other exploration plans and projected well economics. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of Storm Cat’s management on the date the statements are made; they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Storm Cat undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and availability of additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators, including the Company’s Form 20-F filed April 6, 2006, and its filings with the US Securities and Exchange Commission.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.